State of Delaware
Secretary of State
Division of Corporations
Delivered 10:00 AM 09/25/2012
FILED 10:00 AM 09/25/2012
SRV 121064625 - 2376345 FILE

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL
AND REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for non-payment of taxes and/or for failure to file a complete annual report, now desires to procure a restoration, renewal and revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1. The name of the corporation is The Singing Machine Company, Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 2711 Centerville Rd. STE 400 (street), in the City of Wilmington, County of New Castle Zip Code 19808. The name of the Registered Agent at such address upon whom process against this Corporation may be served is Corporation Service Company.

3. The date of filing of the Corporation's original Certificate of Incorporation in Delaware was 02/15/1994.

4. The renewal and revival of the charter of this corporation is to be perpetual.

5. The corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D.2010, at which time its charter became inoperative and void for non-payment of taxes and/or failure to file a complete annual report and the certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

By: Lionel Marquis
Authorized Officer

Name: Lionel Marquis
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